

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

September 4, 2015

VIA E-MAIL

Morrison C. Warren
Chapman and Cutler LLP
111 West Monroe Street
Chicago, IL 60603

Re: Incapital Unit Trust, Series 101
        File Nos: 333-206138 and 811-22581

Dear Mr. Warren:

        On August 6, 2015, you filed a registration statement on Form S-6 for Incapital Unit Trust, Series 101 (the "Fund"), consisting of one underlying unit investment trust portfolio, Nuveen TIAA ESG Global Dividend Portfolio, Series 1 (the "Trust"). We have reviewed the registration statement and have provided our comments below. For convenience, we have organized our comments using headings and defined terms from the registration statement.

Investment Objective, page 2

1. The second sentence of the investment objective describes a risk, not an objective. Please remove or relocate the sentence.

Principal Investment Strategy and Selection of Portfolio Securities, pages 2-5

2. The following terms appear to be used inconsistently: "TAI's ESG performance criteria" and "TAI's ESG criteria". Please revise the prospectus to use consistent terminology.

3. Please provide specific examples of the Trust's ESG investment guidelines and criteria.

4. Please make it clear what you mean when you state that "social considerations include the areas of human capital, product safety and social opportunities" and "governance considerations include areas of corporate governance, business ethics and government and public policy."

5. In the last paragraph under *Establishment of an Investable Universe*, please disclose what the Trust's minimum dividend yield and liquidity thresholds are.

6. Please explain what it means for TAI to assess the composition of a company's financial statements in a "normalized environment."

<u>Principal Risks – Liquidity Risk</u>, page 8

7. Given that a UIT must be a redeemable security, it is unclear why you have included Liquidity Risk as a principal risk of investing in the Trust. Please advise or revise.

<u>Prospectus Part B</u>

8. We note that you have omitted the discussion of in-kind redemptions that is included in several of the Fund's other filings. Please confirm that this was not an oversight.

* * * * * *

We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendment.

Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement.

Responses to this letter should be in the form of a pre-effective amendment accompanied by a supplemental letter that includes your responses to each of these comments. Where no change will be made in the filing in response to a comment, please indicate this fact in your supplemental letter and briefly state the basis for your position.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Fund and its management are in possession of all facts relating to Fund disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In the event the Fund requests acceleration of the effective date of a registration statement, it should furnish a letter, at the time of such request, acknowledging that:

• the Fund is responsible for the adequacy and accuracy of the disclosure in the filing;

• should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

• the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

• the Fund may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities.

If you have any questions, please call me at (202) 551-6751. Additionally, copies of documents or letters filed on EDGAR may be emailed to me at whitea@sec.gov. Mail or deliveries should be addressed to the Securities and Exchange Commission, 100 F St. N.E., Washington, D.C. 20549-8629.

Sincerely yours,

/s/ Alison White

Alison White
Senior Counsel